Exhibit 99.1

Global Expansion of Turbo Energy Gains Momentum with Launch of

Turbo Energy Solutions’ New Business Line in Latin America

Introduces New Energy-as-a-Service (EaaS) Financing Model to Mitigate Large Initial Investments in Sustainable Energy Technologies by Customers in Chile

Performance of the First SUNBOX Industry Installation in Temuco, Chile Successfully Put to the Test During Recent Massive Country-Wide Blackout Just Days After Activation

VALENCIA, Spain – (Globe Newswire) – March 19, 2025 – Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today proudly announced its expansion into Latin America with the formation of Turbo Energy Solutions (“TES”), a wholly owned subsidiary of the Company created to offer advanced, fully integrated, end-to-end solutions for scalable generation, storage and intelligent AI-optimized management of solar energy for commercial and industrial (“C&I”) customers in Chile.

Turbo Energy Solutions, in collaboration with the Molina Brothers’ Smart Dock group, complete installation of Latin America’s first fully integrated solar generation, storage and AI-optimized energy management system at Alto Labranzo Shopping Center in Chile.

Through TES, the Company has also introduced its new Energy-as-a-Service financing program, which enables C&I customers in Chile to acquire, deploy and capitalize on advanced solar energy production systems integrated with SUNBOX Industry and its innovative AI-powered energy management system, without the need to make large upfront investments in equipment. Customers benefit from an optimized, efficient and sustainable energy supply while also taking full economic advantage of a payment system based on SUNBOX Industry’s AI-powered energy management performance. The EaaS financing program represents a potentially lucrative new recurring revenue stream for Turbo Energy that is expected to fuel exponential growth for the Company as market acceptance and adoption of SUNBOX Industry gains momentum in the region.

Senior officials from Turbo Energy Solutions and the Smart Dock industrial group: (left to right) Andres Molina, TES Business Partner; Rafael Gonzalez, TES Solar Self-Consumption Director; Agustin Molina, TES Business Partner; Santiago Molina, TES Business Partner; Felipe Bozzo, TES LATAM Strategy Director; Javier Ferrer, TES Business Development Manager, SUNBOX Industry

Marking the first project in partnership with the Smart Dock industrial group, an enterprise owned and operated by Chile’s prominent Molina Garcia family, TES completed the debut installation of the SUNBOX Industry smart energy storage system in the Alto Labranza shopping center located in Temuco, Chile. The full project involved the implementation of a hybrid solar generation and active storage system consisting of a photovoltaic installation integrated with the SUNBOX Industry system featuring 102.4 kWh of capacity and supported by Turbo Energy’s AI-optimized energy management system. It is estimated that Alto Labranza will produce more than 147 MWh of clean energy annually, while optimizing its energy efficiency.

Within days following the live activation of the system at Alto Labranza, on February 26, 2025, Chile suffered a massive blackout that affected much of the country, from Arica to the Los Lagos region, including the nation’s capital, Santiago. Despite the widespread power outage, the Alto Labranza shopping center remained fully operational without interruptions, validating the viability, reliability and efficiency of renewable energy and smart storage in the operation of commercial facilities.

“The installation in the Labranza center signifies the achievement of double milestones for our Company. On the one hand, it represents Turbo Energy’s entry into a leading country in renewable energy with an innovative business model, further demonstrating that execution of our planned global expansion initiative is on track and gaining traction. On the other hand, it represents the first smart storage system implemented in Latin America, setting a precedent for the incorporation of new models that promote the economic decarbonization of this high growth region,” says Mariano Soria, CEO of Turbo Energy.

For more information on SUNBOX Industry smart energy storage solutions, please email Turbo Energy at sales@Turbo-e.com.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and Latin America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com

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